UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13030682

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 East Galbraith Road, Suite 102
(No. and Street)

Cincinnati (City) Ohio (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terence L. Horan (513) 745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

SUITE 1100 - TWO UNION SQUARE, CHATTANOOGA, TENNESSEE 37402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK 3/12/13

OATH OR AFFIRMATION

I, Terence L. Horan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horan Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-2016

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION, INDEPENDENT AUDITOR'S REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2012

DECOSIMO

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION, INDEPENDENT AUDITOR'S REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2012

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
Suite 1100 - Two Union Square
Chattanooga, TN 37402
www.decosimo.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Horan Securities, Inc. (the Company) as of December 31, 2012 and 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee
February 18, 2013

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 406,699	$ 391,251
Restricted cash	28,867	29,224
Investment securities, at fair value	26,239	25,735
Commissions receivable	190,125	115,501
Other receivables	81,552	50,100
Income taxes refundable	-	1,048
Prepayments	45,686	24,117
Equipment and furniture, net of accumulated depreciation of $128,019 for 2012 and for 2011	-	-
Deferred income taxes	5,400	5,400
TOTAL ASSETS	$ 784,568	$ 642,376
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 62,097	$ 60,610
Accrued expenses	384,865	240,098
Long-term debt	20,000	65,000
Total liabilities	466,962	365,708
STOCKHOLDER'S EQUITY		
Common stock, no par value, 850 shares authorized; 75 shares issued	293,000	293,000
Additional paid-in capital	25,000	25,000
Accumulated deficit	(6,571)	(47,004)
Accumulated other comprehensive income	6,177	5,672
Total stockholder's equity	317,606	276,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 784,568	$ 642,376

The accompanying notes are an integral part of the statements of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and an investment advisor registered with the State of Ohio Division of Securities. The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in twenty-two states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

RESTRICTED CASH - Restricted cash represents all cash held in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934.

INVESTMENT SECURITIES - The Company's investment securities are considered available-for-sale securities and, accordingly, are carried at fair value. The difference in fair value and cost at the end of the year, or unrealized gains and losses, net of tax, is reported in stockholder's equity as accumulated other comprehensive income.

FAIR VALUE MEASUREMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally accepted accounting principles establishes a fair value hierarchy, which gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to inputs from observable data other than quoted prices (Level 2) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. As of December 31, 2012 and 2011, all of the Company's investment securities are classified within Level 1 of the fair value hierarchy.

The reported amounts of cash and cash equivalents, restricted cash, commissions receivable, other receivables, income taxes refundable, prepayments, accounts payable and accrued expenses approximate their fair values because of the short-term nature of these instruments. The reported amount of the Company's long-term debt approximates its fair value based on the current rates offered to the Company for debt of similar terms and maturities.

COMMISSIONS RECEIVABLE - Commissions receivable principally represent commissions due on purchases and sales of mutual fund investments and annuities from members of the Securities Investors Protection Corporation. The Company performs periodic evaluations of the creditworthiness of these companies and generally does not require collateral to support receivables. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized. As of December 31, 2012 and 2011, the Company had determined that a valuation allowance was not necessary.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2012, and 2011 the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

The Company files income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2009.

ESTIMATES AND UNCERTAINTIES - The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS - In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011- 05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income, which requires entities to present net income and other comprehensive income in either a single continuous statement or two separate, but consecutive statements of net income and other comprehensive income. The Company has adopted this guidance for the years ending December 31, 2012, and 2011, which had an impact on the presentation of the income statement and statement of stockholders' equity, but did not impact net income or comprehensive income.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through February 18, 2013, the date the statements of financial condition were available to be issued.

NOTE 2 - INVESTMENT SECURITIES

As of December 31, 2012, investment securities, all of which are considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,062	$ 6,177	$ -	$ 26,239

As of December 31, 2011, investment securities, all of which are considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ OMX Group Inc. common stock - 1,050 shares	$ 20,063	$ 5,672	$ -	$ 25,735

Unrealized gains on investment securities are classified as a component of accumulated other comprehensive income.

NOTE 3 - LONG-TERM DEBT

During August 2006, the Company entered into a subordinated loan agreement with the sole stockholder in the amount of $240,000. Under the provisions of 17 CFR 240.15c3-d, which require that the FINRA review and find the subordination agreement acceptable, the FINRA deemed the agreement to be acceptable effective September 15, 2006. Interest at 8% was payable at times determined by the stockholder and the Company.

During August 2009, the Company amended the subordinated loan agreement to extend the due date from September 30, 2010 to September 30, 2013, and to reduce the interest rate from 8% to 6% per annum. The FINRA deemed the agreement to be acceptable effective September 4, 2009.

The December 31, 2012, balance of $20,000 is due in full on September 30, 2013. The Company elected to make principal payments totaling $45,000 and $50,000 on the stockholder subordinated note in 2012 and 2011, respectively.

NOTE 4 - INCOME TAXES

The components of deferred income taxes included in the statements of financial condition are as follows:

	2012	2011
Deferred tax assets		
Capital loss carryforward	$ **200**	$ 1,200
Contribution carryforwards	**5,000**	4,000
Depreciation	**200**	200
Net deferred tax asset	$ **5,400**	$ 5,400

As of December 31, 2012, the Company had approximately $32,700 of federal charitable contribution carryforwards. The charitable contribution carryforward, if not utilized, will begin to expire in 2013.

As of December 31, 2012, the Company had approximately $800 of federal capital loss carryforwards. The capital loss carryforwards have no expiration.

NOTE 5 - BENEFIT PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for both participant contributions and Company contributions at the discretion of the Board of Directors.

NOTE 6 - RELATED PARTY BALANCES

Balances with related parties are as follows:

	2012	2011
Stockholder		
Long-term debt	$ **20,000**	$ 65,000
Accrued interest	$ -	$ 3,373

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's minimum net capital requirement totaled $25,000 as of December 31, 2012 and 2011, and its defined net capital and net capital ratio totaled $58,201 and 6.28 to 1 as of December 31, 2012, and $224,412 and 1.34 to 1 as of December 31, 2011.

Liabilities subordinated to claims of creditors totaled $20,000 and $65,000 as of December 31, 2012 and 2011, respectively.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2012 and 2011

	2012	2011
Net capital		
Total stockholder's equity	$ 317,606	$ 276,668
Liabilities subordinated to claims of general creditors	20,000	65,000
	337,606	341,668
Less non-allowable assets:		
Non-allowable receivables	220,888	52,643
Prepayments and other assets	54,581	60,753
Furniture and equipment, net	-	-
Haircuts on securities -		
Marketable securities	3,936	3,860
	279,405	117,256
Net capital	$ 58,201	$ 224,412
Aggregate indebtedness		
Accounts payable	$ 62,097	$ 60,610
Accrued expenses	303,414	240,098
	$ 365,511	$ 300,708
Percentage of aggregate indebtedness to net capital	628 %	134 %
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 33,201	$ 199,412
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement)	$ 21,650	$ 194,341

Reconciliation of Company's Computation of Net Capital with Audited Computation December 31, 2012

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2012, as amended	$ 58,201
Net capital, per above calculation	$ 58,201